                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*


                                PVF Capital Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   693654 10 5
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                                 (CUSIP Number)

                               Steven A. Calabrese
                        Calabrese, Racek and Marcos, Inc.
                          1110 Euclid Avenue, Suite 300
                           Cleveland, Ohio 44115-1603
                                 (216) 696-5442
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 30, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

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CUSIP NO. 693654 10 5                                                     13D
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1          NAMES OF REPORTING PERSONS:
--------------------------------------------------------------------------------
           Steven A. Calabrese

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) /_/

                                                                (b) /_/
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                               /_/

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

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       NUMBER OF          7      SOLE VOTING POWER           450,774 (1)
         SHARES
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8      SHARED VOTING POWER          26,680 (2)
          EACH
       REPORTING          ------------------------------------------------------
         PERSON           9      SOLE DISPOSITIVE POWER      450,774 (1)
          WITH

                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER     26,680 (2)

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           477,454 (1)(2)
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        /_/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.14%
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14         TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------
(1) Includes 56,295 shares held by the Steven A. Calabrese Profit Sharing Trust, of which Mr. Calabrese is a co-trustee; 373,300 shares owned by CCAG Limited Partnership, an Ohio limited partnership; and 5,000 shares subject to options which may be exercised within 60 days.
(2) Includes 15,930 shares owned by Mr. Calabrese's children of which Mr. Calabrese is the custodian and 10,750 shares beneficially owned by Mr. Calabrese's wife. Mr. Calabrese disclaims beneficial ownership of the shares owned by his wife.
(3) Based on 7,773,823 shares outstanding and assumes 5,000 shares subject to options have been exercised.

                                Page 2 of 9 Pages

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CUSIP NO. 693654 10 5                                                     13D
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1          NAMES OF REPORTING PERSONS:

           CCAG Limited Partnership


--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) /_/

                                                                (b) /_/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                               /_/

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio
--------------------------------------------------------------------------------
       NUMBER OF          7      SOLE VOTING POWER           373,300
         SHARES
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8      SHARED VOTING POWER               0
          EACH
       REPORTING          ------------------------------------------------------
        PERSON            9      SOLE DISPOSITIVE POWER      373,300
          WITH
                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER          0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           373,300
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        /_/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.80%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

                                Page 3 of 9 Pages

--------------------------------------------------------------------------------
CUSIP NO. 693654 10 5                                                     13D
--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:

           Steven A. Calabrese Profit Sharing Trust

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) /_/

                                                                (b) /_/

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                              /_/

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio
--------------------------------------------------------------------------------
       NUMBER OF          7      SOLE VOTING POWER            56,295
         SHARES
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8      SHARED VOTING POWER               0
          EACH
       REPORTING          ------------------------------------------------------
         PERSON           9      SOLE DISPOSITIVE POWER       56,295
          WITH
                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER          0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           56,295
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       /_/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.72%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           EP
--------------------------------------------------------------------------------

                                Page 4 of 9 Pages

Item 1.         Security and Issuer.

                  This Schedule 13D relates to shares of the common stock, par value, $0.01 per share (the "Shares"), of PVF Capital Corp. (the "Company"), which has its principal executive offices at 30000 Aurora Road, Solon, Ohio 44139.

Item 2.         Identity and Background.

         (a) This Schedule 13D is filed by Steven A. Calabrese, CCAG Limited Partnership, an Ohio limited partnership ("CCAG"), and the Steven A. Calabrese Profit Sharing Trust (the "Trust"). Mr. Calabrese is the President and only member of he Board of Directors and the only executive officer of the general partner of CCAG and is co-trustee of the Trust. Under the governing documents of the Trust, Mr. Calabrese is in sole control of the Trust.

         (b) The business address of Mr. Calabrese, CCAG and the Trust is 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115.

         (c) Mr. Calabrese's principal occupation is managing partner of Calabrese, Racek and Marcos, Inc., located at 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115, which operates a number of commercial real estate companies. Mr. Calabrese is a director of John D. Oil and Gas Company, Energy West, Incorporated, the Company and the Company's subsidiary, Park View Federal Savings Bank (the "Bank"). The principal business of CCAG is real estate investment and management services. The principal business of the Trust is asset investment services.

         (d) Neither Mr. Calabrese, CCAG nor the Trust have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Neither Mr. Calabrese, CCAG nor the Trust have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Calabrese is a citizen of the United States of America. CCAG and the Trust are organized under the laws of the State of Ohio.

Item 3.         Source and Amount of Funds or Other Consideration.

     All  Shares  were  purchased  with  Mr.  Calabrese's   personal  funds  for
approximately $3,980,787, which Shares include 16,179 Shares owned directly, 15,930 Shares owned by his children, 10,750 Shares owned by his wife, 373,300 owned by CCAG and 56,295 owned by the Trust.


                                Page 5 of 9 Pages
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         Mr. Calabrese was granted stock options to purchase 5,000 Shares under the Company's 2000 Incentive Stock Option Plan for which he paid no consideration.

Item 4.         Purpose of Transaction.

         The shares covered by this Schedule 13D are being held for investment purposes. Mr. Calabrese may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

         Except as described above and in his capacity as a director of the Company and the Bank, Mr. Calabrese does not have any present plans or proposals that relate to or would result in:

        (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


                                Page 6 of 9 Pages

        (e) any material change in the present capitalization or dividend policy of the Company;

        (f) any other material change in the Company's business or corporate structure;

        (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)       any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer.

         (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,773,823 Shares outstanding.

         Mr. Calabrese beneficially owns a total of 477,454 Shares, or 6.14% of the outstanding Shares, which include: 16,179 Shares owned individually; 15,930 Shares owned by his minor children; 10,750 Shares owned by his wife; 373,300 Shares owned by CCAG; 56,295 Shares owned by the Trust; and 5,000 Shares subject to stock options which may be exercised within 60 days. CCAG beneficially owns 373,300 Shares, or 4.80% of the outstanding Shares, and the Trust beneficially owns 56,295 Shares, or 0.72% of the outstanding Shares.

         (b) Mr. Calabrese has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by him individually, the Shares owned by CCAG and the Shares owned by the Trust. Mr. Calabrese has shared power to vote, or direct the voting of, and shared power to dispose, or to direct the disposition of, the Shares owned by his children and his wife. Mr. Calabrese disclaims beneficial ownership of the Shares owned by his wife.

         (c) During the past 60 days, the CCAG effected the following transaction in the Shares:

------------------------------------------------------------------------------------------------------------------
           Date                  Type of Transaction             Number of Shares              Price per Share
           ----                  -------------------             ----------------              ---------------
------------------------------------------------------------------------------------------------------------------
         1/30/2009                     Purchase                      140,000                        $2.00
------------------------------------------------------------------------------------------------------------------

         (d) Not applicable.

         (e) Not applicable.

                                Page 7 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1       Agreement of Joint Filing


                                Page 8 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date  February 9, 2009                 /s/ Steven A. Calabrese
                                       -----------------------------------------
                                       Steven A. Calabrese, individually


                                       CCAG Limited Partnership
                                          By: TGF, Inc., its general partner

                                       /s/ Steven A. Calabrese
                                       -----------------------------------------
                                       By: Steven A. Calabrese, President


                                       Steven A. Calabrese Profit Sharing Trust

                                       /s/ Steven A. Calabrese
                                       -----------------------------------------
                                       By:  Steven A. Calabrese, co-trustee


                                Page 9 of 9 Pages

                                                                      EXHIBIT 1


                            AGREEMENT OF JOINT FILING
                            -------------------------

         Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement.



Date  February 9, 2009                 /s/ Steven A. Calabrese
                                       -----------------------------------------
                                       Steven A. Calabrese, individually


                                       CCAG Limited Partnership
                                          By: TGF, Inc., its general partner

                                       /s/ Steven A. Calabrese
                                       -----------------------------------------
                                       By: Steven A. Calabrese, President


                                       Steven A. Calabrese Profit Sharing Trust

                                       /s/ Steven A. Calabrese
                                       -----------------------------------------
                                       By:  Steven A. Calabrese, co-trustee